RE Investment Corporation and Subsidiary

Consolidated Statements of Financial Condition

December 31,	2015	2014
Assets		
Cash and cash equivalents	$ 15,130,411	$ 12,316,629
Investments in Homestead Funds, at fair value	804,477	825,685
Accounts receivable	53,238	53,771
Due from Homestead Funds	1,998,097	1,924,007
Prepaid expenses and other assets	231,063	166,773
Deposit in escrow	150,258	150,245
Fixed assets, net	55,524	74,268
Total assets	$ 18,423,068	$ 15,511,378
Liabilities and stockholder's equity		
Liabilities		
Due to NRECA	$ 763,245	$ 1,032,084
Accrued liabilities	543,380	1,536,346
Deferred tax liability	123,171	145,671
Total liabilities	1,429,796	2,714,101
Commitments and contingencies	-	-
Stockholder's equity		
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	319,666	319,666
Accumulated earnings	16,672,606	12,476,611
Total stockholder's equity	16,993,272	12,797,277
Total liabilities and stockholder's equity	$ 18,423,068	$ 15,511,378

See accompanying notes to consolidated financial statements.